EXHIBIT A.I – COMMENTS FROM THE OFFICERS

(as Item 2 to Exhibit C to CVM Resolution 80/22)

2. Comments from the Officers

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to the fiscal year that ended on December 31, 2022 and 2021. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Comission - CVM.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 of the Exhibit A.I of the Management Proposal (“Exhibit”) must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br/en/) and at the CVM’s website (cvm.gov.br).

2.1       The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2022, the Company had, in its current assets, a total of R$ 37,816.7 million, with R$ 15,380.9 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2022, amounted to R$ 40,540.5 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 0.93x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 15,306.6 million and R$ 11,535.8 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.68.

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

(in million of Reais)	12/31/2022
Total Current Assets	37,816.7
Total Current Liabilities	40,540.5
Net Working Capital Ratio (CA-CL)	(2,723.8)
Net Cash of Bank Overdrafts	15,306.6
Cash Net of Debt	11,535.8

1 The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and financial investments being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

12/31/2022
Current Liquidity Ratio	0.93
Indebtedness Indicator (Net Debt / EBITDA)	(0.48)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2022
	R$ million	%
Third-Party Financing(1)	54,630.3	40
Equity(2)	83,327.8	60

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: as of December 31, 2022 –60% of equity and 40% of third-party financing.

(c) Payment capacity in relation to financial commitments undertaken

(in million of Reais)	12/31/2022
Total debt	3,770.7
Short-term debt	982.6
Total current assets	37,816.7
Cash and cash equivalents	15,380.9
Current liquidity ratio	0.93x
Cash net of debt	11,535.8

Considering the Company’s debt profile, as described in 2.1(f) below (total debt of R$ 3,770,7 million as of December 31, 2022, of which R$ 982.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 37,816.7 million), cash and cash equivalents (R$ 15,380.9 million), current liquidity ratio (0.93x) and cash net of debt (R$ 11,535.8 million), all as of December 31, 2022, indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the Officers believe that the Company has capacity to do so.

(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014 and, in the opinion of the Company’s Officers, there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2022, the Company had a Baa3 risk credit by Moody`s and BBB by S&P.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to the fiscal year that ended on December 31, 2022:

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate for BNDES/FINEP and international loans; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2022, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2022

Debt Instruments	2023	2024	2025	2026	2027	After	Total
BNDES debt
Par Value	35.7	1.2					36.8
TJLP or TR + Average Pay Rate	3.7%	3.7%					3.7%
International Debt
Other Latin-American currencies – fixed rate	98.8	217.5	29.0	26.7	49.3		421.3
Average Pay Rate	10.4%	10.4%	10.4%	10.4%	10.4%		10.4%
US dollar – fixed rate	6.2						6.2
Average Pay Rate	14.0%						14.0%
US dollar – floating rate
Average Pay Rate
Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	123.3	117.1	108.7	117.5	44.4		511.0
Average Pay Rate	5.3%	5.3%	5.3%	5.3%	5.3%		5.3%
Debt in Reais - ICMS fixed rate
Par Value	144.4	126.5	132.7	66.5	2.4		472.5

Average Pay Rate	3.7%	3.7%	3.7%	3.7%	3.7%		3.7%
Debt in Reais - fixed rate
Par Value	562.0	537.3	390.5	277.4	418.3		2,185.5
Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%		9.5%
Debt in Reais - floating rate
Par Value
Average Pay Rate
Total indebtedness	982.6	1,013.1	675.6	504.2	532.0	63.3	3,770.7

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually relevant.

(iii) Subordination degree among the debts

In the year ended on December 31, 2022, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or are unsecured.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) disclosure of accounting statements and balance sheets.

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause.

As of December 31, 2022, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2022, the Company had loans with BNDES, FINEP and FINAME credit facilities and loans with private banks in the amount of R$ 3,100.5 billion. Of this total, R$ 2,639.3 billion (85.1%) are being used, with R$ 461.2 million (14.9%) still available.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2022 and December 31, 2021

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages*)

	2022	Vertical Analysis	2021	Vertical Analysis	Variation 2022/2021
Net revenue	79,708.8	535.3%	72,854.3	555.2%	9.4%
Cost of sales	(40,422.1)	-271.4%	(35,659.7)	-271.7%	13.4%
Gross profit	39,286.8	263.8%	37,194.6	283.4%	5.6%

Distribution expenses	(11,395.3)	-76.5%	(9,932.7)	-75.7%	14.7%
Sales and Marketing expenses	(7,337.4)	-49.3%	(7,035.5)	-53.6%	4.3%
Administrative expenses	(5,236.8)	-35.2%	(4,877.4)	-37.2%	7.4%
Other operational income (expenses)	2,513.9	16.9%	2,124.1	16.2%	18.4%
Costs arising from business combination
Restructuring	(101.7)	-0.7%	(165.4)	-1.3%	(38.5)%
Effect of application of IAS 29 (hyperinflation)	(8.2)	-0.1%	(11.1)	-0.1%	(26.3)%
State Amnesty
COVID-19 Impacts	(16.7)	-0.1%	(134.3)	-1.0%	(87.6)%
Write-Off of Investments	(16.6)	-0.1%
Distribution agreement			(82.0)	-0.6%	(100.0)%
Income from operations	17,687.9	118.8%	17,080.2	130.2%	3.6%

Finance expenses	(7,892.2)	-53.0%	(5,427.8)	-41.4%	45.4%
Finance income	4,469.0	30.0%	2,222.4	16.9%	101.1%
Net finance result	(3,423.2)	-23.0%	(3,205.4)	-24.4%	6.8%

Share of result of joint ventures	(29.1)	-0.2%	(115.7)	-0.9%	(74.8%)
Income before income tax	14,235.7	95.6%	13,759.2	104.9%	3.5%

Income tax expense	655.6	4.4%	(636.6)	-4.9%	(203.0)%
Net income	14,891.3	100.0%	13,122.6	100.0%	13.5%
Attributed to:
Equity holders of Ambev	14,457.9	97.1%	12,671.0	96.6%	14.1%
Non-controlling interests	433.3	2.9%	451.6	3.4%	(4.0)%

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2022 and 2021:

	2022					2021
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	42,635.7	9,440.3	17,371.2	10,261.7	79,708.8	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3
Cost of sales	(22,736.8)	(4,860.8)	(8,553.1)	(4,271.4)	(40,422.1)	(18,309.1)	(4,727.9)	(8,235.7)	(4,386.9)	(35,659.7)
Gross profits	19,898.9	4,579.4	8,818.1	5,990.3	39,286.8	17,277.4	5,219.5	8,335.9	6,361.8	37,194.6
Administrative, sales and marketing expenses	(13,522.0)	(1,999.9)	(4,421.4)	(4,026.1)	(23,969.4)	(11,569.6)	(1,993.6)	(4,384.9)	(3,897.4)	(21,845.6)
Other operational income (expenses)	2,361.4	(52.9)	192.7	12.8	2,513.9	2,096.0	12.4	38.8	(23.1)	2,124.1
Exceptional items	(34.5)	(16.1)	(60.5)	(32.2)	(143.3)	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)
Income from operations	8,703.8	2,510.5	4,528.9	1,944.8	17,687.9	7,593.6	3,191.6	3,874.3	2,420.6	17,080.2

(1) It includes the Company’s direct operations in Central America and the Caribbean: Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama.

(2) It includes the Company’s operations in South Latin America: Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2(b).

Cost of sales

The total cost of products sold increased 13.4% in the year ended on December 31, 2022, reaching R$ 40,422.1 million, compared to R$ 35,659.7 million in the same period in 2021. As a percentage of the Company’s net revenue, the total cost of products sold increased to 50.7% in 2022, in relation to 48.9% in 2021.

Cost of products sold per hectoliter

	Year ended on December 31
	2022	2021	% Variation
	(in Reais, except for percentages)
Brazil	180.2	153.2	17.6%
Brazil Beer(1)	199.5	169.3	17.8%
NAB(2)	123.6	102.0	21.1%
CAC	412.4	352.8	16.9%
LAS	224.3	219.6	2.2%
Canada	442.9	442.1	0.2%
Company Consolidated	217.6	197.7	10.1%

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 24.2% in the year ended on December 31, 2022, reaching R$ 22,736.8 million in relation to R$ 18,309.1 million in the same period in 2021. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 17.6% in 2022, reaching R$ 180.2/hl in relation to R$ 153.2/hl in 2021.

Beer Operations in Brazil

The cost of products sold in the beer operations in Brazil increased 22.0%, reaching R$ 18,765.3 million in the year ended on December 31, 2022. The cost of products sold, per hectoliter, increased 17.8%, amounting to R$ 199.5/hl, mainly explained by higher commodity prices, driven by agricultural and metal commodities, and general inflation.

Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operations in Brazil increased 35.7%, reaching R$ 3,971.5 million. The cost of products sold per hectoliter increased 21.1% in 2022, amounting to R$ 123.6/hl, mainly as a result of higher input costs given increased commodity prices (especially sugar and PET resin), and general inflation and package mix.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 2.8% in the year ended on December 31, 2022, reaching R$ 4,860.8 million in relation to R$ 4,727.9 million in the same period in 2021. The cost of products sold per hectoliter increased 16.9% in 2022, reaching R$ 412.4/hl in relation to R$ 352.8/hl in 2021, mainly driven by commodity price increases, coupled with general inflation, especially impacting diesel and ocean freight inflation, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Latin America South Operations (“LAS”)

The cost of products sold in LAS operations increased 3.9% in the year ended on December 31, 2022, reaching R$ 8,553.1 million in relation to R$ 8,235.7 million in the same period in 2021. The cost of products sold, per hectoliter, increased 2.2% in 2022, reaching R$ 224.3/hl in relation to R$ 219.6/hl in 2021, mainly due to higher commodity prices and the high overall inflation in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in Canada

The cost of products sold in our operations in Canada decreased 2.6% in the year ended on December 31, 2022, to R$ 4,271.4 million in relation to R$ 4,386.9 million in the same period in 2021, due to higher commodity prices and general inflation, impacting diesel and freight prices, which more than offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period. The cost of products sold, per hectoliter, increased 0.2% in 2022, reaching R$ 442.9/hl in relation to R$ 442.1/hl in 2021.

Gross profit

The gross profit increased 5.6% in the year ended on December 31, 2022, reaching R$ 39,286.8 million compared to R$ 37,194.6 million in the same period in 2021. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross Profit
	2022			2021
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	19,898.9	50.7%	46.7%	17,277.4	46.5%	48.6%
Brazil Beer	17,092.6	43.5%	47.7%	15,155.1	40.7%	49.6%
NAB	2,806.4	7.1%	41.4%	2,122.3	5.7%	42.0%
CAC	4,579.4	11.7%	48.5%	5,219.5	14.0%	52.5%
LAS	8,818.1	22.4%	50.8%	8,335.9	22.4%	50.3%
Canada	5,990.3	15.2%	58.4%	6,361.8	17.1%	59.2%
Company Consolidated	39,286.8	100.0%	49.3%	37,194.6	100.0%	51.1%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 23,969.4 million in the year ended on December 31, 2022, compared to R$ 21,845.6 million in the same period in 2021, representing an increase of 9.7% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 13,522.0 million in the year ended on December 31, 2022, compared to R$ 11,569.6 million in the same period in 2021, representing an increase of 16.9% year on year.

Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 11,514.2 million in the year ended on December 31, 2022, compared to R$ 9,975.4 million in the same period in 2021, representing an increase of 15.4% year on year, mainly due to higher investments in the Company’s brands and overall inflation over distribution expenses, especially on diesel.

NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2,008.0 million in the year ended on December 31, 2022, compared to R$ 1,594.2 million in the same period in 2021, representing an increase of 26.0% year on year, mainly due to higher investments in the Company’s brands and increased distribution expenses driven by higher volumes and overall inflation.

Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC amounted to R$ 1,999.9 million in the year ended on December 31, 2022, compared to R$ 1,993.6 million in the same period in 2021, representing an increase of 0.3% year on year, mainly due to the effective management of our expenses in the region, coupled with currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period, more than offsetting increased distribution expenses driven by diesel and ocean freight inflation.

Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 4,421.4 million in the year ended on December 31, 2022, compared to R$ 4,384.9 million in the same period in 2021, representing an increase of 0.8% year on year, driven by overall inflation especially in Argentina, despite effective management of our expenses in the region, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 4,026.1 million in the year ended on December 31, 2022, compared to R$ 3,897.4 million in the same period in 2021, representing an increase of 3.3% year on year, driven mainly by higher distribution expenses due to diesel and freight inflation, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Other Operational Income (Expenses)

Other operating income increased by 18.4% in the year ended on December 31, 2022, to R$ 2,513.9 million from R$ 2,124.1 million in the same period in 2021. This result is mainly explained by a growth of tax incentives related to state long term ICMS Value Added Tax in Brazil.

Exceptional items

Recurring exceptional items expenses decreased by 63.5% in the year ended on December 31, 2022, to R$ (143.3) million from R$ (392.8) million in the same period in 2021. Similar to 2021, the expenses recorded in 2022 were mainly due to restructuring expenses related to centralization and sizing projects in Brazil and LAS.

Operating Income

The operating income increased by 3.6% in the year ended on December 31, 2022, amounting R$ 17,687.9 million in relation to R$ 17,080.2 million in the same period in 2021.

Net Financial Result

The net financial result of the Company decreased by 6.8% in the year ended on December 31, 2022, to R$ 3,423.2 million from an expense of R$ 3,205.4 million in the same period in 2021. This result is mainly explained by an increase in carry costs for Brazil and Argentina as a result of macroeconomic volatility in both countries, coupled with higher present value adjustment of accounts payables as determined in IFRS 13, partially compensated by higher interest income due to increased SELIC rate, as well as higher recognition of adjustment for inflation of tax credits in financial results (compared to 2021), mainly related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the tax base of the PIS and the COFINS federal taxes.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, increased to R$ 670.2 million in the year ended on December 31, 2022, while our amount of cash and cash equivalents and current financial investments, net of bank overdrafts, decreased to R$ 3,205.2 million in the period.

Income tax and social contribution

Our consolidated income tax and social contribution on profits totaled R$ (655.6) million in 2022 from R$ 636.6 million in 2021. The effective tax rate in 2022 was (4.6)%, compared to 4.6% in the previous year. Such decrease in our effective tax rate in 2022 was primarily due to lower withholding taxes and the tax effects of the payment of interest on shareholders’ equity which are deductible for income tax purposes pursuant to the applicable legislation and whose amount distributed in 2022 was approximately R$ 12 billion with a tax impact of approximately R$ 4 billion.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2022 was R$ 14,891.3 million, representing an increase of 13.5%, if compared to R$ 13,122.6 million earned in the same period in 2021.

CASH FLOW

Cash Flow for the Year Ended on December 31, 2022 compared with 2021

	2022	2021	Variation
Cash flow			2022/2021
Cash flow from operating activities	20,642.2	22,901.0	(9.9)%
Cash flow from investing activities	(5,004.1)	(7,734.9)	(35.3)%
Cash flow from financing activities	(16,337.9)	(16,041.8)	1.8%
Total	(699.9)	(875.8)	(20.1)%

Operating Activities

The cash flow from the Company’s operating activities decreased by 9.9%, to R$ 20,642.2 million in the year ended on December 31, 2022, compared to R$ 22,901.0 million in the same period in 2021, mainly as a result of bonus and capex payments in the first quarter and lower cash generation in CAC and Canada.

Investing Activities

The cash flow from the Company’s investing activities decreased by 35.3%, to R$ 5,004.1 million in the year ended on December 31, 2022, compared to R$ 7,734.9 million in the same period in 2021, mainly explained by a decrease in intangible and fixed assets acquisitions.

Financing Activities

The cash flow from the Company’s financing activities increased by 1.8%, to R$ 16,337.9 million in the year ended on December 31, 2022, compared to R$ 16,041.8 million in the same period in 2021, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

2.2	– The Management should comment on:

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In the fiscal year ended on December 31, 2022, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, “beyond beer” and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Since our creation, we have a very solid culture, which is people-centered. Our culture has always been very consistent and, since 2020, it has been undergoing a profound transformation. We adopt active listening in our ecosystem, with more internal and external collaboration and a long-term vision, increasingly creating a future with more reasons to cheer. In 2022, we delivered another year of strategic, operational, cultural and financial strength, which led to an organic growth in net revenue of 19.8%, driven by a consistent improvement in the results in Brazil, despite a performance below the one desired in our international operations, which were impacted by a more challenging operating and macroeconomic environment and high inflation rates.

Even so, we maintained commercial momentum, delivering our ambitions for the year: consolidated adjusted EBITDA grew 17.1% in organic terms, accelerating against 2021 growth despite cost pressures arising mainly from the increase in the price of agricultural and metal commodities. We also had a good second half, positioning ourselves for the beginning of 2023.

We were the most awarded Brazilian company at the Cannes Creativity Festival, with lions for all our beverage categories: Brahma and Budweiser for beer, Guaraná Antarctica for non-alcoholics and Mike’s Hard Lemonade for beyond beer. In Brazil, beer sales volume in the country grew 3.5% in the year. Our premium brands led the volume growth and our core and core plus brands remain resilient, most notably the performance of our beer Spaten. In addition, the return of consumption occasions in the on-trade channel, the innovations carried out throughout the year in both beer and beyond beer and the consolidation of our digital platforms contributed to our results.

More than 90% of our customers now use BEES - our B2B (business-to-business) platform - to place orders and, of these customers, more than 70% use the BEES Marketplace to purchase non-Ambev products. The BEES Marketplace in Brazil almost tripled the Gross Merchandising Value - “GMV” versus last year, serving more than 700 thousand customers with an offer of 500 SKUs and with more than 80 partners also increasing our NPS (Net Promoter Score) with our customers by 13%.

Zé Delivery, our direct-to-consumer or D2C channel, has also evolved and is now available in more than 350 cities, covering more than half of the Brazilian population, who can order beverages and other products at competitive prices. Zé Delivery delivered 62 million orders in 2022, with GMV growing 13% versus 2021, and reached almost 5 million Monthly Active Users (MAU). BEES Bank, our payment financial institution, ended the year with almost 50% more accounts opened when compared to 2021, thus supporting our customers in managing their cash flows.

Net revenue per hectoliter grew almost 13.4% in organic terms, thanks to a portfolio of healthier brands, the launch of packaging suitable for our consumers’ consumption occasions and our revenue management initiatives.

In the non-alcoholic beverage segment, our volume grew 12.0% due to the good performance of our brands, such as H2OH!, Gatorade, Pepsi and Guaraná Antárctica. With the expansion of BEES, we increased the number of NAB buyers by 8% against 2021, reaching a historic record. In addition, net revenue per hectoliter grew 19.8% in organic terms, thanks to brand and package mix, and revenue management initiatives.

On the other hand, our international operations had a more challenging year. In LAS, volume grew 1.7% compared to 2021. Bolivia continues to recover from the impacts of COVID-19, while Argentina, Chile and Paraguay were negatively impacted by macroeconomic factors. Despite this, our core plus and premium portfolio continued to grow in Chile, as well as in Paraguay and in Bolivia, and our digital platforms continue to expand in Argentina and have been rolled out in Paraguay.

In CAC, the volume dropped by 12.1% compared to 2021. In the first half, the region was hit by the lack of returnable bottles and, in the second half, was impacted by high inflation that influenced consumption in the region. We also faced operational and logistical limitations in the third quarter, which began to be resolved during the fourth quarter, improving the EBITDA margin compared to the previous quarter. And yet, premium brands gained weight in most markets, driven by Corona and Michelob Ultra.

Canada had a volume drop of 2.8% due to industry decline after two consecutive years of growth. After COVID-19, we grew share in the core and premium segments, driven, respectively, by the good performances of Bud Light and Stella Artois, and Craft. The beyond beer industry has also grown, although below the growth rates seen in 2020 and 2021.

As part of our cultural evolution, we were recognized in awards related to attracting talent: 2nd place in the Dream Career Survey of Cia de Talentos, 1st place in the general ranking of the Career Survey of Brasil Junior and 1st place in the Survey “Most Desired Company” at the Empower Awards. And, in relation to diversity, equity and inclusion, we also evolved in 2022: 37% of our leadership hires were black people and 47% were women, which makes us increase 1.4 and 2.0 percentage points, respectively, in representativeness in these segments, even advancing at a speed ahead of the curve stipulated by UN Women for 2030.

We also continue to advance in our ESG strategy, entering the 18th portfolio of the Corporate Sustainability Index (ISE B3) of the Brazilian Stock Exchange, which gathers 69 stocks, belonging to 27 different sectors. We also continue to believe that we have our economic role to play in the regions where we operate. For example, in Brazil, we collected R$ 22.1 billion in federal, state and municipal taxes, an increase of over

8% against the previous year, and we directly employed around 30 thousand people, in addition to over 1 million indirect and induced jobs throughout the value chain (according to a 2019 FGV survey).

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended on December 31, 2022 compared to 2021

Net revenue increased by 9.4% in the year ended on December 31, 2022, to R$ 79,708.8 million in relation to R$ 72,854.3 million in the same period in 2021, as a consequence of a 3.0% increase in volume sold, coupled with a 6.2% increase in net revenue per hectoliter, both driven by the continued execution of our commercial strategy, as shown in tables set forth below.

Net revenue

	Year ended on December 31
	2022		2021		% Variation
	in million Reais, except for percentages
Brazil	42,635.7	53.5%	35,586.5	48.8%	19.8%
Beer Brazil	35,857.8	45.0%	30,537.1	41.9%	17.4%
NAB	6,777.9	8.5%	5,049.4	6.9%	34.2%
CAC	9,440.3	11.8%	9,947.4	13.7%	(5.1)%
LAS	17,371.2	21.8%	16,571.7	22.7%	4.8%
Canada	10,261.7	12.9%	10,748.7	14.8%	(4.5)%
Company Consolidated	79,708.8	100.0%	72,854.3	100.0%	9.4%

	Sales Volume
	Year ended on December 31
	2022		2021		% Variation
	in thousands of hectoliters, except for percentages
Brazil	126,184.4	67.9%	119,530.6	66.3%	5.6%
Beer Brazil	94,042.6	50.6%	90,835.0	50.4%	3.5%
NAB	32,141.8	17.3%	28,695.5	15.9%	12.0%
CAC	11,786.3	6.3%	13,401.9	7.4%	(12.1)%
LAS	38,134.0	20.5%	37,511.6	20.8%	1.7%
Canada	9,645.0	5.2%	9,924.1	5.5%	(2.8)%
Company Consolidated	185,749.7	100.0%	180,368.1	100.0%	3.0%

	Net Revenue per Hectoliter
	Year ended on December 31
	2022	2021	% Variation
	(in Reais, except for percentages)
Brazil	337.9	297.7	13.5%
Beer Brazil	381.3	336.2	13.4%
NAB	210.9	176.0	19.8%
CAC	801.0	742.2	7.9%
LAS	455.5	441.8	3.1%
Canada	1,063.9	1,083.1	(1.8)%
Company Consolidated	429.1	403.9	6.2%

Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 19.8% in the year ended on December 31, 2022, amounting R$ 42,635.7 million compared to R$ 35,586.5 million in the same period in 2021.

Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil increased 17.4% in the year ended on December 31, 2022, accumulating R$ 35,857.8 million compared to R$ 30,537.1 million in the same period in 2021. This variation is a consequence of a 3.5% increase in volume sold, coupled with a 13.4% increase in net revenue per hectoliter in 2022. The Company continued to seize the moment and grow volumes by consistently executing its commercial strategy, even after having reached a step change in volumes in the prior couple years. In addition, revenue management initiatives combined with brand mix also led to better levels of net revenue per hectoliter performance.

NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 34.2% in the year ended on December 31, 2022, reaching R$ 6,777.9 million compared to R$ 5,049.4 million in the same period in 2021. This variation is a consequence of a 12.0% increase in volume sold, coupled with a 19.8% increase in net revenue per hectoliter in 2022. The strengthening of out of home consumption occasions throughout the year combined with a solid commercial strategy, and an improved distribution with BEES led to volume growth, while net revenue per hectoliter performance was driven by revenue management initiatives coupled with positive mix of single serve packages and premium brands.

Operations in CAC

The net revenue generated from the Company’s CAC operations decreased 5.1% in the year ended on December 31, 2022, accumulating R$ 9,440.3 million compared to R$ 9,947.4 million in the same period in 2021. This variation is a consequence of a 12.1% decrease in volume sold, with net revenue per hectoliter growing by 7.9% in 2022. Volume decline was mainly due to supply chain constraints affecting the region in the first half of the year, a weak consumption environment in the second half, while net revenue per hectoliter performance driven by revenue management initiatives and mix was partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in LAS

The net revenue generated from the Company’s LAS operations increased 4.8% in the year ended on December 31, 2022, amounting R$ 17,371.2 million compared to R$ 16,571.7 million in the same period in 2021, as a consequence of a 1.7% increase in volume sold, coupled with a 3.1% increase in net revenue per hectoliter in 2022. Volume growth was mainly driven by a resilient volume performance in Argentina and Bolivia recovering from COVID-19 impacts, while net revenue per hectoliter performance was due to the disciplined execution of revenue management initiatives amid a highly inflationary environment, especially in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in Canada

The net revenue generated from the Company’s operations in Canada decreased 4.5% in the year ended on December 31, 2022, reaching R$ 10,261.7 million compared to R$ 10,748.7 million in the same period in 2021, as a consequence of a 2.8% decrease in volume sold, coupled with a 1.8% net revenue per hectoliter decrease in 2022. Volume decreased within the context of a weak industry both in beer and beyond beer segments, while positive net revenue per hectoliter performance mainly driven by revenue management initiatives was offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2022, our cost of product sold was negatively impacted by the prices of some commodities, mainly agricultural and metal commodities that were hedged in US dollars at values higher than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad. In our international operations, in general, the cost conversion into Real resulted in a positive impact, due to the appreciation of Real against the local currencies in each operation. Also, in LAS, the inflationary pressures intensified, mainly in Argentina.

2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without modified opinions and emphases.

2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in the fiscal year ended on December 31, 2022.

(b) Organization, acquisition or disposal of equity interest

There was no event of organization, acquisition or disposal of equity in the fiscal year ended on December 31, 2022.

(c) Unusual events or transactions

COVID-19 Impacts

The impact of the COVID-19 pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries, primarily in the fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries we operate, although this channel represents a small portion of Company’s total volume.

In early 2022, our operations, mainly in Brazil, were impacted by the wave of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel, despite the uncertainty about how the consumption recovery will evolve in each of these territories. In Brazil, the consistent implementation of the Company's strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period. In the event that circumstances related to the COVID-19 pandemic evolve, government authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions as well as the Company’s business. The extent of the pandemic COVID-19 impact on the Company’s business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline and Management concludes that there is no doubt about the Company’s ability to continue its operations. Any impacts may result in a material adverse effect on our business, liquidity, financial situation and results of operations. However, we continue to manage our liquidity and capital resources with discipline, and the Management concludes that there is no doubt about Company’s capacity to continue with its operations.

As required by IAS 1/CPC 26 - Submission of Financial Statements, Company’s Management updated the analyses on the impact of the COVID-19 pandemic, considering the base date of December 31, 2022, which mainly involved (i) the review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) analysis of possible credit losses and inventory obsolescence, (iii) analysis of the recoverability of deferred taxes, and (iv) assessment of the relevant estimates used to prepare the consolidated and separate financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the consolidated and separate financial statements and disclosed in the relevant notes. Additionally, due to the protection actions of its employees and the donations made, the Company incurred non-recurring expenses that amounted, on December 31, 2022, R$ 16,175.

Tax Credits - 2022

After the decision of the Supreme Federal Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of said decision. The PGFN normative (PGFN Opinion No.14,483/2021, which approved and complemented PGFN Opinion No. 12,943/2021) presented its understanding on the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers in entry operations.

In view of the pacification and the binding understanding of the subject by the PGFN, with important clarifications as to the content and effects of the decision rendered by the STF in the context of RE 574.706/PR, the Company carried out a set of analysis, with the support of its legal advisors and external consultants, with the objective of deepening and exhausting all legal issues linked to the topic for a specific portion of its transactions, which, as they involve transactions between subsidiaries, are more complex in terms of quantifying the amount of the overpayment to be recovered, notably in view of aspects related to the non-cumulative method of PIS and COFINS calculation within a Group structure.

Such analysis presented additional complexity when compared to the recognition of credits resulting from the exclusion of the ICMS from the taxable base of PIS and COFINS previously registered by the Company, since it involves transactions with subsidiaries, as mentioned above, as well as in view of the need to combine the legal understanding mentioned above with the specific tax regimen in the which the Company is inserted.

In view of the above, in the second quarter of 2022, of all the relevant steps needed for the fulfillment of the mandatory requirements for the accounting recognition of the asset, including its measurement with reasonably reliability, the localization of the respective documents and quantifying the related amount of the overpayment, the Company had its results for the second quarter of 2022 positively impacted by an additional tax credit of R$ 1.2 billion.

With respect to the amount referred to above, R$ 0.9 billion was recorded in Other Operating Income, as described in Note 22 - Other operating income/(expenses), and R$0.3 billion in Financial Income, as described in Note 25 - Financial expenses and income.

Given the nature of the dispute, these tax credits are technically part of our normalized results from an accounting perspective. However, given their representativeness and to ensure greater transparency of the performance of our businesses, we disregarded such amounts for purposes of calculating our organic performance of adjusted EBITDA.

Share buy-back program

At a meeting held on March 18, 2021, the Board of Directors approved, pursuant to art. 30, §1, “b”, of Law No. 6,404/76 and CVM Instruction No. 567/15 (revoked by CVM Resolution No. 77/22), a share buy-back program issued by the Company itself (“Program”) up to the limit of 5,700,000 common shares, with the main purpose of meeting the delivery of shares within the scope of Company’s share-based compensation plans, which may also be held in treasury, canceled and/or sold later. The program ended on September 18, 2022, as per the term previously informed by the Company in the Material Fact released to the market on March 18, 2021. On the same date, the Company had 4,357,308,131 outstanding shares, as defined in CVM Instruction No. 567/15 (revoked by CVM Resolution No. 77/22). The acquisitions of shares were carried out in 2021 and 2022, within the scope of this Program, and were carried out by debiting the capital reserve account recorded in the balance sheet drawn up on December 31, 2020 and December 31, 2021, respectively. The transaction was carried out, in 2021 and 2022, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - holding company with principal place of business in the Dominican Republic, owner of almost all of Cervecería Nacional Dominicana, S.A. - entered into, on July 2, 2020, the second amendment to Tenedora’s Shareholders’ Agreement (“Shareholders’ Agreement”) to extend their partnership in the country, postponing, therefore, the period for exercising the call and put options set forth in the aforementioned Shareholders’ Agreement. ELJ currently owns 15% of the shares of Tenedora and its put option now is divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, in turn, has a call option relating to Tranche A shares, exercisable from 2021, and relating to Tranche B shares, exercisable from 2029. By December 31, 2022, these options had not been exercised. Details of the assumptions used for this option are described in Note 29 (item IV (d)).

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA).

(in millions of reais)	12/31/2022
Operating Income	17,687.9
Adjusted Operating Income	17,831.2
Adjusted Operating Income Margin	22.4%
EBITDA	23,615.1
Adjusted EBITDA	23,770.9
Adjusted EBITDA margin	29.8%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156/22, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended on
12/31/2022
Net income – Ambev	14,457.9
Non-controlling interest	433.3
Income tax and social contribution expenses	(655.6)
Income before taxes	14,235.7
Profit sharing of joint ventures	29.1
Net financial results	3,423.2
Operating Income	17,687.9
Exceptional items	143.3
Adjusted Operating Income	17,831.2
Net revenue	79,708.8
Adjusted Operating Income Margin	22.4%

EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended on:
12/31/2022
Net income – Ambev	14,457.9
Non-controlling interest	433.3
Income tax and social contribution expenses	(655.6)
Income before taxes	14,235.7
Participation in the results of joint ventures	29.1
Net financial results	3,423.2
Exceptional items	143.3
Depreciation, Amortization – total*	5,939.6
Adjusted EBITDA	23,770.9
Exceptional items without investments write-off	(126,7)
Participation in the results of joint ventures	(29.1)
EBITDA	23,615.1
Net revenue	79,708.8
Adjusted EBITDA Margin	29.8%

*considering investments write-off

Exceptional items	Year ended on:
Description of the Account (in millions of reais)	12/31/2022
Restructuring(i)	(101.7)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(8.2)
COVID-19 impacts(ii)	(16.7)
Investment write-off (iii)	(16.6)
TOTAL	(143.3)

(i) Restructuring expenses relate primarily to centralization and sizing projects in Latin America - South, CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our team (increased frequency of cleaning in our units, provision of hand-sanitizer, masks for our employees); (b) donations; (c) the Company’s initiatives with the customer ecosystem, which were only necessary due to the COVID-19 pandemic.

(iii) Refers to the business line investment write-off in Canada.

(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

Adjusted EBITDA and adjusted Operating Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Exhibit is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

There are no events subsequent to the last consolidated financial statements for the fiscal year ended in 2022.

2.7 – The Management should comment on the allocation of social results, indicating:

2022
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).

(b) Rules on distribution of dividends	The Company’s Bylaws and its Profit Allocation Policy establish that at least 40% of net income adjusted pursuant to art. 202 of Law No. 6,404/76 is annually distributed to the shareholders as a mandatory dividend.
(c) Frequency of the distributions of dividends	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.
(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.
(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018, and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)               Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for the fiscal year ended on December 31, 2022.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for the fiscal year ended on December 31, 2022.

2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for the fiscal year ended on December 31, 2022.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for the fiscal year ended on December 31, 2022.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for the fiscal year ended on December 31, 2022.

2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2022, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 6,533.1 million, consisting in R$ 4,062.9 million for our business segment in Brazil, R$ 968.4 million for our business segment in CAC, R$ 1,112.8 million related to investments in our operations in LAS and R$ 389.0 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2023, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on technology and supporting are operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit.

(b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c) New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

Even though COVID-19 pandemic has created significant challenges for our business, it has also accelerated consumer trends in which we have been investing, mainly reinforcing the need for an innovative and consumer centric mindset and promoting the transformation of our business through technology. Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers.

We maintain an innovation, research, and development center in Brazil, in the City of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Centro de Tecnologia e Inovação), which operations started in the last months of 2017, intensifying its activities in 2018, substitutes the previous P&D structure based in Guarulhos, to propel the innovation of products with the development of new liquids and more modern packaging to assure a continuous differentiation of products and annual increases in quality and efficiency. One of the main characteristics of the development center is the prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months. During 2020, continuing our strategy towards innovation, we launched Berrió and Esmera, two brands made with local crops from the States of Piauí and Goiás, respectively, Andes Origens and the most successful innovation in the Ambev history, Brahma Duplo Malte. In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment. The investment made in the development center in the last three years was of approximately R$ 96 million, including R$ 11 million in 2021 and R$ 36 million in 2022.

In 2022, in addition to new products and packaging, we continued to provide convenience and innovation to our clients and consumers through BEES and Zé Delivery, which are one of our main digital platforms. More than 88% of our active clients in Brazil purchased through BEES in 2022 and almost 75% of our clients were exclusively purchasing through the platform. Once again, the platform helped us to achieve a historic record of clients, including more than 200 thousand new clients to our year base, not to mention the best NPS of all times. At BEES Marketplace we currently offer more than 550 SKUs in different categories such as food products, nonalcoholic beverages and hard liquor. The number of clients purchasing in the marketplace was equal to 74% of BEES’ clients on December 31, 2022. Zé Delivery also continued to grow in 2022, being present in over 380 cities and in all 27 Brazilian states, reaching more than 55% of the country’s total population. Zé Delivery delivered more than 62 million orders in the year and had almost 5 million monthly active users on December 31, 2022.

At LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 65% of the B2B buyers are purchasing through BEES and more than 75% of the net revenue of the country comes from the platform. The number of clients purchasing in the marketplace corresponded to more than 40% of the BEES clients on December 31, 2022. In Paraguay, 80% of the 51 direct and indirect B2B sales are made through BEES, with total digital buyers representing 89% of the total number of clients. At CAC, the Dominican Republic continues leading the BEES platform expansion, actively sharing know-how and best practices with other operations. The country reached a full digital operation status, with 99% of the B2B clients purchasing through the platform and more than 90% of the net revenue of the country coming from BEES. We are also exploring the BEES Marketplace in the country, with 13 different categories available and 130 SKUs for our clients. In Panama, we also continue to implement BEES, with more than 90% of the country’s net revenue deriving from the platform.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to ESG issues we have:

(i)	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations.

(ii)	offer of renewable electricity to points of sale as a way to offer means of mitigating CO2 emissions, while offering savings to owners of partner bars and restaurants through a partnership with Lemon Energy and other companies.

(iii)	acquisition of electric trucks, in partnership with partner carriers, with investments to advance conversion technology and encourage adoption in more Brazilian cities. Today there are already 258 trucks operating in Brazilian cities and also in Paraguay and Bolivia. In addition to the environmental gains, with the reduction of atmospheric gas emissions, there are also gains for the health of the cities, differentiated traffic permits in some cities and avoided costs of fuel consumption.

(iv)	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided acquisition of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale.

(v)	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora.

(vi)	incentive for the development and strengthening of the ecosystem of micro and small breweries that may use our platform to sell their products (Empório da Cerveja), share innovations, in addition to improving our reputation, which enhances the maintenance of the Company’s sales environment.
(v)	improvement of the Company’s governance and transparency system, compared to companies in the same industry.

2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.